UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File No. 001-35651

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE BANK OF NEW YORK MELLON CORPORATION 401(k) SAVINGS PLAN

BNY Mellon Center

500 Grant Street

Pittsburgh, PA 15258-0001

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK MELLON CORPORATION

One Wall Street

New York, New York 10286

The Bank of New York Mellon Corporation 401(k) Savings Plan

Form 11-K

The Bank of New York Mellon Corporation

401(k) Savings Plan

Financial Statements and Schedule for the years ended

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm)

The Bank of New York Mellon Corporation 401(k) Savings Plan

Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

The Bank of New York Mellon Corporation:

We have audited the accompanying statements of net assets available for plan benefits of The Bank of New York Mellon Corporation 401(k) Savings plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG

Pittsburgh, PA

June 21, 2013

The Bank of New York Mellon Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2012	2011
Assets:
Investment in Master Trust, at fair value	$3,927,421,813	$3,076,307,432
Receivable from Retirement Savings Plan of BNY Securities Group	—	338,210,912
Notes receivable from participants	83,630,724	81,037,959
Employer contributions receivable	18,966,212	16,846,705
Cash and cash equivalents	32,886	410,705
Pending investment sales and other receivables	74,085,954	—

Total assets	4,104,137,589	3,512,813,713

Liabilities:
Pending investment purchases and other payables	83,624,505	—

Total liabilities	83,624,505	—

Net assets available for plan benefits, before adjustment	4,020,513,084	3,512,813,713
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,950,466)	(6,546,301)

Net assets available for plan benefits	$4,014,562,618	$3,506,267,412

See accompanying Notes to Financial Statements.

The Bank of New York Mellon Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2012	2011
Additions to net assets available for plan benefits:
Contributions:
Employer contributions	$110,575,416	$100,052,673
Participant contributions	173,749,451	150,664,844
Rollover contributions	14,432,966	8,891,098

Total contributions	298,757,833	259,608,615
Net investment income (loss) from Master Trust	496,135,190	(247,639,392)
Interest income on notes receivable from participants	3,276,870	3,088,567

Total additions	798,169,893	15,057,790

Deductions from net assets available for plan benefits:
Benefits paid to participants	288,945,704	222,790,504
Administrative expenses	928,983	489,381

Total deductions	289,874,687	223,279,885

Net increase (decrease) prior to transfer from other plans	508,295,206	(208,222,095)
Transfer in from Retirement Savings Plan of BNY Securities Group	—	453,063,672
Transfers in from other plans	—	233,397

Net increase in net assets	508,295,206	245,074,974

Net assets available for plan benefits:
At beginning of year	3,506,267,412	3,261,192,438

At end of year	$4,014,562,618	$3,506,267,412

See accompanying Notes to Financial Statements.

Notes to Financial Statements

1.	Description of the Plan

The following description of The Bank of New York Mellon Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General information – The Plan is a defined contribution plan sponsored by the Company and is intended to meet the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides employees with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to provide for additional income in their retirement.

On July 1, 2010, the Company acquired PNC Global Investment Servicing, (U.S.) Inc. (“GIS”) resulting in the merger of the PNC Global Investment Servicing, Inc. Retirement Savings Plan (“GIS Plan”) into the Plan.

In accordance with the terms of the Plan and the Retirement Savings Plan of BNY Securities Group (the “Securities Group 401(k) Plan”), the Securities Group 401(k) Plan was merged into the Plan as directed by the resolution of The Bank of New York Mellon Corporation (the “Company”) and is otherwise subject to the terms and conditions set forth in the Plan and the Securities Group 401(k) Plan, effective as of December 31, 2011. On December 31, 2011, an investment in the Fidelity Managed Income Portfolio, a collective fund, of $96,012,705, and the investment in The Bank of New York Mellon Corporation common stock fund of $6,891,329, were transferred at fair value from the Securities Group 401(k) Plan to The Bank of New York Mellon Corporation Retirement Plans Master Trust (“Master Trust”). Also on December 31, 2011, notes receivable from participants of $11,660,134 and cash of $288,592 were transferred to the Master Trust. Additionally, a receivable for pending investment sales of $338,210,912 was transferred to the Plan on December 31, 2011 and transferred to the Master Trust on January 2, 2012.

Administration of the Plan – The Plan is administered by the Benefits Administration Committee, a named fiduciary of the Plan. The Benefits Administration Committee has full discretionary power and authority to construe, interpret and administer the Plan, including questions concerning eligibility and payment of benefits and may adopt rules and regulations for administering the Plan. The Benefits Investment Committee is the named fiduciary which is responsible for investment-related matters, including the establishment of an investment policy, the appointment of investment managers, and the monitoring of the performance of the Plan’s investment funds. There is no assurance that the stated objective of any of the funds can be achieved. The Plan’s trustee is The Bank of New York Mellon (the “Trustee”), a wholly-owned banking subsidiary of the Company.

The Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary (“Independent Fiduciary”) to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of the Company or its affiliates as an investment option under a plan, such as the Plan, that permits participants to direct the investment of their Plan accounts, other than Plan sponsor decisions, and (ii) select and monitor any actively managed investments (including mutual funds) of the Company or its affiliates to be offered to participants as investment options under the Plan.

Eligibility – Employees are eligible to participate in the Plan if they are a salaried U.S. employee of the Company or a subsidiary of the Company which has elected to have its U.S. employees covered by this Plan. U.S. hourly employees of the Company are eligible to participate in the Plan after completing 1,000 hours of service within the 12 month period commencing on the employee’s hire date. U.S. hourly employees who do not complete 1,000 hours during the initial period will be eligible to participate in the Plan after completing 1,000 hours within any calendar year after the employee’s hire date. Prior to April 1, 2009, the Plan covered only certain salaried U.S. employees of the Company and certain subsidiaries, with exceptions including those described below. Most employees that were hired by the Company on or after July 1, 2007, but prior to July 1, 2008, were eligible to participate in the Plan if the employees were U.S. employees of the Company hired into a “legacy” Mellon Financial Corporation business. If an employee

Notes to Financial Statements (continued)

was hired into a “legacy” The Bank of New York business on or after July 1, 2007 but prior to July 1, 2008, the employee was not eligible to participate in the Plan, but may have been able to participate in one of the “legacy” 401(k) plans sponsored by The Bank of New York Company, Inc. U.S. employees hired by the Company or participating subsidiaries on or after July 1, 2008 are eligible to participate in the Plan subject to conditions noted above.

Participants in the Securities Group 401(k) Plan were not eligible to participate in the Plan prior to January 1, 2012. Effective for the transition period, January 1, 2011 through December 31, 2011, an employee who was eligible to participate in the Plan but transferred to or was rehired into an entity eligible for the Securities Group 401(k) Plan nevertheless continued to be eligible to participate in this Plan. Conversely, an employee who was eligible to participate in the Securities Group 401(k) Plan but transferred to or was rehired into an entity eligible to participate in the Plan nevertheless continued to be eligible to participate in the Securities Group 401(k) Plan. Effective December 31, 2011, all participants and beneficiaries of the Securities Group 401(k) Plan became participants and beneficiaries of the Plan and their accounts were transferred to this Plan as a result of the merger described above under “General information.” The benefits, rights and features attributable to those account balances were preserved under the Plan.

Eligible employees may begin participating in the Plan as of the first day of the next payroll period beginning after completion of the enrollment process. Employees who do not take action to either enroll or decline to enroll in the Plan within a 30 day notification period, are automatically enrolled in the Plan with a pre-tax contribution rate equal to 2% of their base compensation. The money is invested in the LifePath Index Fund closest to the year that the participant will reach age 65.

Investment Funds – Participants in the Plan have the option of investing their contributions through salary deferrals to professionally managed funds offered under the Plan, which include lifecycle funds, passively managed index funds, actively managed funds, a self-directed account (“SDA”) and common stock of the Company. The maximum amount a participant can transfer into the SDA is 50% of their account balance. The performance of the investment funds being offered in the Plan is evaluated regularly, and the funds offered under the Plan may change periodically.

The Benefits Investment Committee is authorized to place restrictions on trading in selected funds. Pursuant to this authority, an administrative restriction applies to account balance transfers in and out of 401(k) investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in certain core funds in the Plan within any 15-day calendar period

Contributions – The Plan utilizes a “safe harbor” design under Internal Revenue Service (“IRS”) 401(k) plan regulations in which employee pre-tax and employer matching contributions are not subject to discrimination testing. Participants can contribute both pre-tax and/or after-tax contributions to the Plan, with an overall limit of 75% of the participant’s semi-monthly base pay. Federal law limited the total dollar amount participants were eligible to contribute on a pre-tax basis to $17,000 in 2012 and $16,500 in 2011. The Plan limit for after-tax contributions was $14,000 in both 2012 and 2011. After-tax contributions are not automatic. A participant must choose to make after-tax contributions to the Plan. Employees may change the rate of contribution or discontinue contributions at any time.

Participants who were age 50 or older by December 31, 2012 and 2011, as applicable, and who reached the contribution limit for such year(s), were eligible to contribute an additional $5,500 in catch-up contributions to the Plan for such year(s).

Participants may roll over into the Plan amounts representing distributions from other qualified retirement plans or conduit Individual Retirement Accounts.

Notes to Financial Statements (continued)

Matching Contributions – In 2012 and 2011, the Company matched 100% of the first 4% of eligible pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum matching contribution of 5%. The Company’s matching contributions were made in cash.

Profit Sharing Contributions – Prior to December 31, 2011, the Company was permitted to make discretionary contributions as determined and authorized by its Board of Directors. Discretionary contributions would have been allocated to each eligible participant’s account and would have been made either in cash or in common stock of the Company. There was no discretionary contribution in 2011. Commencing January 1, 2012, the Company may make annual profit sharing contributions to eligible employees who are employed on December 31 of the applicable plan year based on the Company’s performance against the profitability target established for the year; provided that 1% of eligible base pay shall be contributed for “on-target” performance. There was no profit sharing contribution in 2012.

Retirement Contribution – Effective January 1, 2011, The Bank of New York Mellon Pension Plan was closed to new participants. As a result, the Company will make additional contributions to participants of the Plan who were hired on or after January 1, 2010 and are not eligible to earn benefits in The Bank of New York Mellon Corporation Pension Plan. The additional contribution is an annual contribution equal to 2% of eligible base pay, whether the participant contributes to the Plan or not. In order to receive this contribution, employee must be eligible to participate in this Plan and must be employed by a participating subsidiary of the Company on December 31 of the year to which the contribution relates. The retirement contribution for 2012 was paid on March 26, 2013, and the retirement contribution for 2011 was paid on March 27, 2012.

Participants in the former Securities Group 401(k) Plan were eligible to receive the retirement contribution beginning with the 2012 plan year.

Securities Group Transition Contribution – Participants in the Securities Group 401(k) Plan, prior to the previously mentioned plan merger, were eligible for an annual profit sharing contribution. Effective for the 2011 plan year, a one-time transition profit sharing contribution based on the participant’s rate of compensation as of January 1, 2011, or if later, their hire date, replaced the existing profit sharing contribution. The transition contribution ranged from 1% to 5% of eligible base pay (5% of base pay for rates of compensation under $40,000; 4% for $40,001 to $60,000; 3% for $60,001 to $80,000; 2% for $80,001 to $100,000 and 1% for over $100,000). This transition contribution was paid in the Plan on March 28, 2012.

Participant Accounts – Each participant’s account is credited with the participant’s pre-tax and/or after-tax contributions, employer matching contributions, employer profit sharing/discretionary contributions and retirement contributions, if any. The account is also credited or charged with the proportionate share of changes in the net assets of the Plan arising from investment activities. Distributions with respect to a participant’s interest under the Plan are charged to the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their pre-tax and/or after-tax contributions, any rollover contributions, and earnings or losses on these amounts. Matching contributions to the Plan relating to periods of employment on or after January 1, 2009, plus any earnings or losses these amounts generate, are 100% vested at all times. Retirement contributions and any future profit sharing contributions will fully vest after three years of service. The Securities Group Transition Contribution vests 20% for each year of service until 100% vested after 5 years of service, including prior service under the Securities Group 401(k) Plan. If a participant retires, dies or becomes disabled while employed by the Company, the participant’s account balance will be immediately vested.

Contributions made to eligible participants of the GIS Plan or the Securities Group 401(k) Plan prior to the plan merger dates will follow the vesting schedule outlined in the respective plan documents.

Notes to Financial Statements (continued)

Forfeitures – If the participant is not fully vested in the matching, retirement, profit sharing and/or transition contributions at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five consecutive one-year breaks in service. Forfeitures are used to reduce future employer contributions. In 2012 and 2011, forfeitures of $1,215,177 and $518,922, respectively, were used to reduce employer contributions. As of December 31, 2012 and 2011, the unallocated forfeitures totaled $21,933 and $22,962, respectively.

Distributions and In-Service Withdrawals – The vested portion of a participant’s account will be payable upon severance of employment, including for reasons of retirement, death, or disability (within the meaning of the Company’s Long-Term Disability Plan). Participants are eligible to request withdrawals following the attainment of age 59 1/2 or in the case of specified hardships. Amounts attributable to after-tax and rollover contributions are available for in-service withdrawal. The Plan also makes mandatory age 70 1/2 distributions pursuant to the minimum distribution regulations issued by the IRS.

Notes Receivable from Participants – Generally, new loans, when added to the amount of any existing loans, cannot exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance in the last 12 months, (b) one-half of the participant’s vested account, or (c) the participant’s account balance, excluding any investments in a SDA. Such loans are repaid in periodic installments through payroll deductions. Effective October 1, 2011, recurring direct debit payments are accepted from participants that are on long-term disability or are no longer employed by the Company. Loan repayments, of both principal and interest, are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested. The fixed loan interest rate is one percentage point above the prime lending rate at the time the loans are issued (3.25% in both 2012 and 2011).

Payment of Benefits – A participant (or their beneficiary) may elect to receive distributions in a series of quarterly installments over a period not exceeding the lesser of (1) their life expectancy or the designated beneficiary’s joint life expectancy, or (2) ten years. Participants will automatically be paid in a lump sum if their account balance is $1,000 or less. If a portion of a participant’s balance is invested in the Company’s common stock or a SDA, the participant may elect to receive the distribution in-kind or in cash.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The Trustee will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded subject to review by an independent fiduciary appointed by The Benefits Investment Committee to review certain decisions related to the Company’s common stock.

Flexible Dividend – Dividends paid on the Company’s common stock held in a participant’s account are automatically reinvested in the Company’s common stock. A participant may elect to have the dividends on vested shares paid in cash as a distribution from the Plan.

Plan Termination or Plan Merger – Although the Company has no present intention to terminate the Plan, it expressly retains the right to amend, modify or terminate the Plan at any time. Such amendments or modifications may be retroactive, provided that no amendment or modification shall be made which permits Plan assets to be used or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Benefits Administration Committee may determine.

In the event of any merger or consolidation of the Plan with, or transfer of assets of the Plan to any other plan, each participant’s account, immediately after such event, would equal the market value of the account prior to such event.

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies

Basis of Financial Statements – The accompanying financial statements have been prepared on the accrual basis of accounting. Certain immaterial reclassifications have been made to prior periods to place them on a basis comparable with current period presentation.

Use of Estimates – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – Investments held by the Plan are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

Investment transactions are recorded on the trade date of the purchase or sale. Dividend income from investments in common stock is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis. Net appreciation (depreciation) in fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fully Benefit-Responsive Investment Contracts – The Stable Value Fund invests in fully benefit-responsive investment contracts. As provided in Accounting Standards Codification (“ASC”) 946 Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement, as contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less benefits paid to participants and administrative expenses. As required by ASC 946, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the Statements of Net Assets Available for Plan Benefits.

The Stable Value Fund generally consists of traditional guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts described in detail below:

Guaranteed Investment Contracts

Traditional guaranteed investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Synthetic Guaranteed Investment Contracts

Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable rate synthetic GICs consist of an asset or collection of assets that are managed by the bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Notes to Financial Statements (continued)

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investment, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation. There is no relationship between future crediting rates and adjustment to contract value reported in the Statements of Net Assets Available for Plan Benefits.

The average market yield of the Fund for the years ended December 31, 2012 and 2011 was 1.58% and 2.17%, respectively. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2012 and 2011 was 1.38% and 2.00%, respectively. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses –The Company pays all administrative fees related to the Plan, except administrative costs arising in connection with participant loans.

Benefits Paid to Participants – Benefits paid to participants are recorded upon distribution.

Subsequent Events – The Plan has evaluated subsequent events through June 21, 2013, and determined that no additional subsequent events occurred requiring adjustments to, or disclosure in, the financial statements.

3.	Investment Options

The Bank of New York Mellon, a subsidiary of the Company, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan’s assets. The Benefits Investment Committee established the Plan’s investment options by offering four investment tiers, which include a broad range of funds as core options. Core options are those funds in which employees can invest directly through payroll contributions. The investment tiers are described below.

Lifecycle Funds – The lifecycle funds consist of a series of LifePath Index Funds which bear different risk profiles based on a targeted retirement date, ranging from 2015 to 2055. Each LifePath Index Fund is a fund-of-funds comprised predominantly of a combination of index funds covering the domestic fixed income, domestic equity, international equity and global real estate securities asset classes. The fund manager rebalances the investment mix periodically to gradually shift toward a more conservative

Notes to Financial Statements (continued)

profile as the fund’s maturity date approaches. There is also a separate fund for individuals near to or already in retirement, the LifePath Retirement Fund, which intends to preserve savings by maintaining a lower risk profile.

Passively Managed Index Funds – The passively managed index funds consists of four index funds covering the major asset classes (domestic investment grade bonds, domestic large cap equity, mid and small cap equity, and international equity). These funds are designed to track a specific investment index, such as the S&P 500. The fund managers attempt to replicate the holdings and performance of the index, but do not seek to exceed the index’s returns, less fees and expenses.

Actively Managed Funds and Common Stock – The actively managed funds consist of fourteen funds covering the major asset classes. The investment managers of actively managed funds seek to exceed the returns of a given market index or benchmark. Because this approach often requires a great deal of research and trading activity, fees and expenses are generally higher than the fees of passively managed index funds. The goal is to outperform the market enough to offset those higher expenses. Most of the funds have a multi-manager structure to reduce manager performance risk and to benefit from less than perfect correlation between different types of investment approaches within a sub-asset class.

Participants have the opportunity to own shares of the Company’s common stock. A common stock investment in a single company is subject to the fluctuations of the stock market, as well as the Company’s performance and its long-term financial prospects.

Self-Directed Account – The investment options include the SDA in which participants may direct the purchase of shares of mutual funds and exchange-traded funds (“ETFs”). The minimum initial investment in the SDA is $5,000, and subsequent transfers from any other fund into the SDA must be at least $1,000. The maximum amount that a participant may elect to invest in the SDA is 50% of their account balance. Accordingly, a participant must have at least a $10,000 account balance to be eligible to invest in the SDA.

There is no assurance that the stated objective of any of the funds can be achieved.

The Company pays the investment management fees for all passively managed index funds. For those actively managed funds which are partially managed by an affiliate, the Company directly pays the portion of the investment management fees attributable to the related affiliate. Fees charged by the lifecycle funds, non-affiliated fund managers of actively managed funds and the mutual funds and exchange-traded funds in the SDA are paid by the participant.

4.	Party-In-Interest Transactions

The Bank of New York Mellon, a subsidiary of the Company, acts as Trustee of the Plan.

Certain investments of the Plan are managed by subsidiaries of the Company. The Plan also invests in common stock of the Company. In addition, the Plan issues loans to participants, which are secured by the balances in the participant’s accounts. Therefore, these related transactions qualify as party-in-interest transactions. All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

The Master Trust held 27,935,073 shares of the Company’s common stock at December 31, 2012, and 30,459,735 shares at December 31, 2011.

Notes to Financial Statements (continued)

5.	Federal Income Taxes

The Plan received a favorable determination letter from the IRS dated August 4, 2003, which stated that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code of 1986 (“IRC”). The Plan has been amended since receiving the determination letter and on February 1, 2010, in accordance with IRS procedures, the Company filed for an updated favorable determination letter. The Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken any uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to federal income tax examinations for the years prior to 2008.

6.	Master Trust Financial Information

The Plan’s assets are held in The Bank of New York Mellon Corporation Retirement Plans Master Trust (the “Master Trust”). See Note 1 for additional information on the merger of the Securities Group 401 (k) Plan into the Plan and Master Trust. The assets of the Master Trust also include the assets of The Bank of New York Mellon Corporation Pension Plan and The Employee Stock Ownership Plan of The Bank of New York Company, Inc. The fair value of the net assets of the Master Trust as of December 31, 2012 and 2011 is as follows:

Master Trust

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2012	2011
Assets:
Investments, at fair value	$8,743,402,204	$7,438,168,444
Notes receivable from participants	83,630,724	81,037,959
Cash and cash equivalents	32,888	410,715
Pending investment sales and other receivables	298,448,753	130,687,522
Assets held as cash collateral under securities lending	36,566,816	216,908,476

Total assets	9,162,081,385	7,867,213,116

Liabilities:
Pending investment purchases and other liabilities	291,526,810	451,088,834
Payable upon return of assets loaned	36,566,816	216,908,476

Total liabilities	328,093,626	667,997,310

Net assets available for plan benefits, before adjustment	8,833,987,759	7,199,215,806
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,955,911)	(6,550,743)

Net assets available for plan benefits	$8,828,031,848	$7,192,665,063

Notes to Financial Statements (continued)

Master Trust

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2012	2011
Additions to net assets available for plan benefits:
Transfers in	$699,240,361	$260,252,031
Transfer in from Securities Group 401(k) Plan	338,210,912	114,852,760
Investment income (loss)	1,058,207,722	(249,948,447)

Total additions	2,095,658,995	125,156,344
Deductions from net assets available for plan benefits:
Transfers out	460,292,210	382,807,721

Net increase (decrease) in net assets	1,635,366,785	(257,651,377)

Net assets available for plan benefits:
At beginning of year	7,192,665,063	7,450,316,440

At end of year	$8,828,031,848	$7,192,665,063

The Plan’s interest in the net assets of the Master Trust was 45% at December 31, 2012 and 44% at December 31, 2011.

The following is a reconciliation of net assets available for plan benefits per the Master Trust financial statements to the Form 5500:

	December 31,
(in dollars)	2012	2011
Net assets available for plan benefits per the financial statements	$8,828,031,848	$7,192,665,063
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,955,911	6,550,743

Net assets available for plan benefits per the Form 5500	$8,833,987,759	$7,199,215,806

The following is a reconciliation of the change in net assets available for plan benefits per the Master Trust financial statements for the years ended December 31, 2012 and 2011, to the Form 5500:

	December 31,
(in dollars)	2012	2011
Net increase (decrease) in net assets available for plan benefits per the financial statements	$1,635,366,785	$(257,651,377)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year	6,550,743	2,376,613
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	5,955,911	6,550,743

Net change in assets available for plan benefits per the Form 5500	$1,634,771,953	$(253,477,247)

Notes to Financial Statements (continued)

7.	Investment in Master Trust

The Master Trust assets are allocated among the participating plans by assigning to each Plan those transactions (primarily contributions and benefit payments) that can be specifically identified. The Plan’s ownership percentage in these investments and transactions does not represent an undivided interest.

The following table presents the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment class of the Master Trust:

	December 31, 2012		December 31, 2011
	Fair value (in dollars)	Plan’s ownership percentage	Fair value (in dollars)	Plan’s ownership percentage
Common and preferred stock:
BNY Mellon Corporation common stock	$717,937,336	75%	$606,453,323	77%
Other U.S. equity	947,051,112	—	802,091,862	—
Non-U.S. equity	117,524,615	—	91,064,385	—
Self-directed accounts (a)	113,424,405	100	106,643,259	100
Mutual funds:
Money market	285,143,644	100	309,273,026	100
Collective trust funds:
Comingled	997,932,133	28	558,170,879	50
U.S. equity	1,888,881,547	56	1,643,118,170	53
Non-U.S. equity	282,872,326	100	187,406,312	100
U.S. fixed income	304,384,014	100	245,890,465	100
Balanced	228,888,629	100	186,294,448	100
Fixed income:
U.S Treasury securities	287,417,129	—	382,908,871	—
U.S. Government agency	158,129,019	—	99,910,143	—
Sovereign government obligations	119,395,862	—	97,303,762	—
U. S. corporate bonds	905,215,186	—	827,040,728	—
Other	42,176,842	—	23,326,639	—
Venture capital and partnership interests	105,245,859	—	126,366,106	—
Exchange traded funds	68,465,292	—	57,215,615	—
Funds of funds:
U.S. equity	494,838,422	100	464,956,742	100
Non-U.S. equity	161,566,867	100	136,969,231	100
U.S. fixed income	153,462,048	100	135,772,854	100
Other	164,485,201	20	149,026,596	14
Interest-bearing cash	3,413,567	—	3,220,458	—
Investment contracts with insurance companies	195,551,149	—	197,744,570	—

Total investments at fair value	$8,743,402,204	45%	$7,438,168,444	46%

(a)	None of the funds in the Plan’s Self-Directed Account exceeded 5% of net assets available for plan benefits at the end of the plan year.

Individual investments in the Master Trust that represent 5% or more of the Master Trust’s net assets available for plan benefits are as follows:

	December 31,
(in dollars)	2012	2011
EB DL Stock Index Fund	$785,768,706	$639,691,485
BNY Mellon Corporation common stock	717,937,336	606,453,323
EB DV Large Cap Stock Index Fund	512,791,060	531,994,425
EB Temporary Investment Fund	509,441,490	101,457,148	(a)

(a)	Represents less than 5% of the Master Trust’s net assets available for plan benefits as calculated for the respective reporting period.

Notes to Financial Statements (continued)

Individual investments in the Plan that represent 5% or more of the Plan’s net assets available for plan benefits are as follows:

	December 31,
(in dollars)	2012	2011
EB DL Stock Index Fund	$785,247,598	$639,350,624
BNY Mellon Corporation common stock	541,701,256	464,379,446
Aggregate Bond Index Fund	285,779,502	237,969,854
Wells Fargo Money Market Mutual Fund	284,993,008	309,141,948
International ACWI ex U.S. Stock Index Fund	282,770,667	187,347,819
Small-Mid Cap Stock Index Fund	270,421,074	201,977,514
Mellon Stable Value Fund (a)	269,158,921	180,769,263

(a)	Represents contract value.

Investment income (loss) for the Master Trust is as follows:

	Year ended December 31,
(in dollars)	2012	2011
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	$315,895,952	$(344,953,006)
Self-directed accounts	8,686,287	(8,842,151)
Mutual funds	190,881	211,782
Collective trust funds	397,000,743	(51,344,621)
Fixed income	85,354,840	60,603,538
Venture capital and partnership interests	7,340,239	22,510,545
Funds of funds	124,269,601	(21,850,670)
Exchange traded funds	11,693,668	(12,100,982)
Interest-bearing cash	326,110	1,377,206
Investment contracts with insurance companies	(2,193,421)	5,441,657

Net appreciation (depreciation) in fair value of investments	948,564,900	(348,946,702)
Interest	63,899,129	62,039,048
Dividends	45,743,693	36,959,207

Total investment income (loss)	$1,058,207,722	$(249,948,447)

8.	Fair Value Measurement

The Plan guidance related to “Fair Value Measurements” included in ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are recent quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets include common and preferred stock, the self-directed accounts, U.S. Treasury securities, exchange traded funds and mutual funds.

Level 2: Observable inputs other than Level 1 prices, for example, are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less

Notes to Financial Statements (continued)

frequently than exchange traded securities and whose model inputs are observable in the market or can be corroborated by market observable data. Examples in this category are collective trust funds and funds of funds without redemption provisions, corporate debt obligations, U.S. and sovereign government obligations and interest-bearing cash.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. Level 3 assets include investment contracts with insurance companies, venture capital and partnership interests and funds of funds.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classifications of such instruments pursuant to the valuation hierarchy.

Common and preferred stock, the self-directed accounts, exchange traded funds and mutual funds: These types of securities are valued at the closing price reported in the active market in which the individual securities are traded, if available.

Collective trust funds and funds of funds: There are no readily available market quotations for these funds. The fund’s fair value is based on securities in the portfolio, which typically is the amount the fund might reasonably expect to receive for the security upon a sale. These funds are either valued on a daily or monthly basis.

Fixed income investments: Certain government obligations are valued at the closing price reported in the active market in which the bond is traded. Corporate debt and other government obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments.

Venture capital and partnership interests: There are no readily available market quotations for these funds. The investment’s fair value is based on the Master Trust’s ownership percentage of the fair value of the underlying investments as provided by the fund managers. These funds are typically valued on a quarterly basis. The Master Trust’s venture capital and partnership interests are valued at the net asset value (“NAV”) as a practical expedient for fair value.

Interest-bearing cash: The estimated fair value of interest-bearing cash is equal to the book value as a result of the short-term nature of these cash equivalents.

Investment contracts with insurance companies: There are no readily available market quotations for these investments. Certain investment contracts are valued at the present value of the contracted benefits payable using the same mortality and investment return assumptions used to determine Plan liabilities. The other investment contracts with insurance companies are valued at contract value. These contracts are valued on an annual basis.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

The following tables set forth by level within the fair value hierarchy the Master Trust’s investment assets at fair value, as of December 31, 2012 and December 31, 2011. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no transfers between Level 1 and Level 2 during plan years 2012 and 2011.

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2012

(in dollars)	Level 1	Level 2	Level 3	Total carrying value
Common and preferred stock:
BNY Mellon Corporation common stock	$717,937,336	$—	$—	$717,937,336
Other U.S. equity	947,051,112	—	—	947,051,112
Non-U.S. equity	117,524,615	—	—	117,524,615
Self-directed accounts	113,424,405	—	—	113,424,405
Mutual funds:
Money market	285,143,644	—	—	285,143,644
Collective trust funds: (a)
Commingled	—	997,932,133	—	997,932,133
U.S. equity	—	1,888,881,547	—	1,888,881,547
Non-U.S. equity	—	282,872,326	—	282,872,326
U.S. fixed income	—	304,384,014	—	304,384,014
Balanced	—	228,888,629	—	228,888,629
Fixed income:
U.S Treasury securities	287,417,129	—	—	287,417,129
U.S. Government agency	—	158,129,019	—	158,129,019
Sovereign government obligations	—	119,395,862	—	119,395,862
U.S. corporate bonds	—	905,215,186	—	905,215,186
Other	—	42,176,842	—	42,176,842
Venture capital and partnership interests (a)	—	—	105,245,859	105,245,859
Exchange traded funds	68,465,292	—	—	68,465,292
Funds of funds: (a)
U.S. equity	—	494,838,422	—	494,838,422
Non-U.S. equity	—	161,566,867	—	161,566,867
U.S. fixed income	—	153,462,048	—	153,462,048
Other	—	33,079,677	131,405,524	164,485,201
Interest-bearing cash	—	3,413,567	—	3,413,567
Investment contracts with insurance companies	—	—	195,551,149	195,551,149

Total Master Trust investment assets at fair value	$2,536,963,533	$5,774,236,139	$432,202,532	$8,743,402,204

(a)	Fair value is calculated using NAV per share.

Notes to Financial Statements (continued)

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2011

(in dollars)	Level 1	Level 2	Level 3	Total carrying value
Common and preferred stock:
BNY Mellon Corporation common stock	$606,453,323	$—	$—	$606,453,323
Other U.S. equity	802,091,862	—	—	802,091,862
Non-U.S. equity	91,064,385	—	—	91,064,385
Self-directed accounts	106,643,259	—	—	106,643,259
Mutual funds:
Money market	309,273,026	—	—	309,273,026
Collective trust funds: (a)
Comingled	—	558,170,879	—	558,170,879
U. S. equity	—	1,643,118,170	—	1,643,118,170
Non-U.S. equity	—	187,406,312	—	187,406,312
U.S. fixed income	—	245,890,465	—	245,890,465
Balanced	—	186,294,448	—	186,294,448
Fixed income:
U.S. Treasury securities	382,908,871	—	—	382,908,871
U.S. Government agency	—	99,910,143	—	99,910,143
Sovereign government obligations	—	97,303,762	—	97,303,762
U.S. corporate bonds	—	827,040,728	—	827,040,728
Other	—	23,326,639	—	23,326,639
Venture capital and partnership interests (a)	—	—	126,366,106	126,366,106
Exchange traded funds	57,215,615	—	—	57,215,615
Funds of funds: (a)
U.S. equity	—	464,956,742	—	464,956,742
Non-U.S equity	—	136,969,231	—	136,969,231
U.S. fixed income	—	135,772,854	—	135,772,854
Other	—	21,448,568	127,578,028	149,026,596
Interest-bearing cash	—	3,220,458	—	3,220,458
Investment contracts with insurance companies	—	—	197,744,570	197,744,570

Total Master Trust investment assets at fair value	$2,355,650,341	$4,630,829,399	$451,688,704	$7,438,168,444

(a)	Fair value is calculated using NAV per share.

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2012

(in dollars)	Funds of funds	Venture capital and partnership interests	Investment contracts with insurance companies	Total plan assets at fair value
Fair value at December 31, 2011	$127,578,028	$126,366,106	$197,744,570	$451,688,704
Total gains or (losses)	8,067,424	7,340,239	(2,193,421)	13,214,242
Purchases, issuances, sales and settlements:
Purchases	—	9,503,327	—	9,503,327
Sales	(4,239,928)	(37,963,813)	—	(42,203,741)

Fair value at December 31, 2012	$131,405,524	$105,245,859	$195,551,149	$432,202,532

Change in unrealized gains or (losses)for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$6,686,476	$(9,139,284)	$(2,193,421)	$(4,646,229)

Notes to Financial Statements (continued)

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2011

(in dollars)	Funds of funds	Venture capital and partnership interests	Investment contracts with insurance companies	Total plan assets at fair value
Fair value at December 31, 2010	$135,451,293	$115,325,381	$192,302,913	$443,079,587
Total gains or (losses)	(4,005,484)	22,417,371	5,441,657	23,853,544
Purchases, issuances, sales and settlements:
Purchases	—	8,369,358	—	8,369,358
Sales	(3,867,781)	(19,746,004)	—	(23,613,785)

Fair value at December 31, 2011	$127,578,028	$126,366,106	$197,744,570	$451,688,704

Change in unrealized gains or (losses)for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$(124,695)	$13,333,688	$5,441,657	$18,650,650

The Master Trust has investments in which the fair value has been estimated using the NAV per share. The tables below present information about the Master Trust’s investments valued at the funds’ NAV, which also have unfunded commitments and/or redemption provisions.

Master Trust investments valued using NAV as of December 31, 2012

(in dollars)	Fair Value	Unfunded commitments	Redemption frequency	Redemption notice period
Collective trust funds	$148,396,949	$—	Daily - Semi-monthly	15-60 days
Funds of funds	131,405,524	—	Monthly	30-45 days
Venture capital and partnership interests	105,245,859	18,294,086	N/A	N/A

Total	$385,048,332	$18,294,086

N/A – Not applicable.

Master Trust investments valued using NAV as of December 31, 2011

(in dollars)	Fair Value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds	$127,578,028	$—	Monthly	30-45 days
Venture capital and partnership interests	126,366,106	24,445,105	N/A	N/A

Total	$253,944,134	$24,445,105

N/A – Not applicable.

9.	Fair Value of Master Trust and Plan Net Assets Available for Plan Benefits

Note 8 presents investments measured at fair value by the three level valuation hierarchy established by ASC 820. The following is a summary of the practices used to estimate fair value of financial assets and liabilities not recorded at fair value. For the Master Trust and the Plan, the estimated fair value of notes receivable from participants equal the unpaid principal balance plus any accrued but unpaid interest. Pending investment sales and other receivables and pending investment purchases and other liabilities equal fair value due to the short-term nature of these assets and liabilities. For the Master Trust, assets held as cash collateral under securities lending, and payable upon return of assets loaned equal fair value due to the short-term nature of these assets and liabilities. For the Plan, employer contributions receivable equal fair value due to the short-term nature of these assets and liabilities.

The following table presents the estimated fair value and carrying amount of financial instruments of the Master Trust and the Plan not measured at fair value by ASC 820 valuation hierarchy (as described above).

Notes to Financial Statements (continued)

Summary of Master Trust financial instruments

	December 31, 2012					December 31, 2011
	Level 1	Level 2	Level 3	Estimated fair value	Carrying value	Estimated fair value	Carrying value
Assets:
Notes receivable from participants	$—	$83,630,724	$—	$83,630,724	$83,630,724	$81,037,959	$81,037,959
Cash and cash equivalents	32,888	—	—	32,888	32,888	410,715	410,715
Pending investment sales and other receivables	—	298,448,753	—	298,448,753	298,448,753	130,687,522	130,687,522
Assets held as cash collateral under securities lending	—	36,566,816	—	36,566,816	36,566,816	216,908,476	216,908,476

Total	$32,888	$418,646,293	$—	$418,679,181	$418,679,181	$429,044,672	$429,044,672

Liabilities:
Pending investment purchases and other liabilities	$—	$291,526,810	$—	$291,526,810	$291,526,810	$451,088,834	$451,088,834
Payable upon return of assets loaned	—	36,566,816	—	36,566,816	36,566,816	216,908,476	216,908,476

Total	$—	$328,093,626	$—	$328,093,626	$328,093,626	$667,997,310	$667,997,310

Summary of Plan financial instruments

	December 31, 2012					December 31, 2011
	Level 1	Level 2	Level 3	Estimated fair value	Carrying value	Estimated fair value	Carrying value
Assets:
Receivable from Retirement Savings
Plan of BNY Securities Group	$—	$—	$—	$—	$—	$338,210,912	$338,210,912
Notes receivable from participants	—	83,630,724	—	83,630,724	83,630,724	81,037,959	81,037,959
Employer contributions receivable	—	18,966,212	—	18,966,212	18,966,212	16,846,705	16,846,705
Cash and cash equivalents	32,886	—	—	32,886	32,886	410,705	410,705
Pending investment sales and other receivables	—	74,085,954	—	74,085,954	74,085,954	—	—

Total	$32,886	$176,682,890	$—	$176,715,776	$176,715,776	$436,506,281	$436,506,281

Liabilities:
Pending investment purchases and other liabilities	$—	$83,624,505	$—	$83,624,505	$83,624,505	$—	$—

Total	$—	$83,624,505	$—	$83,624,505	$83,624,505	$—	$—

10.	Reconciliation of The Bank of New York Mellon Corporation 401(k) Savings Plan Financial Statements to Form 5500

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully-benefit responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Benefit claims payable recorded on the Form 5500 have been processed and approved for payment prior to December 31, 2012, but not yet paid as of that date.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in dollars)	2012	2011
Net assets available for plan benefits per the financial statements	$4,014,562,618	$3,506,267,412
Less: Benefit claims payable	456,599	915,892
Add: Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	5,950,466	6,546,301

Net assets available for plan benefits per the Form 5500	$4,020,056,485	$3,511,897,821

Notes to Financial Statements (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31,
(in dollars)	2012	2011
Benefits paid to participants per the financial statements	$288,945,704	$222,790,504
Less: Benefit claims payable – prior year	915,892	118,394
Add: Benefit claims payable – current year	456,599	915,892

Benefits paid to participants per the Form 5500	$288,486,411	$223,588,002

11.	Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Master Trust provides for investment in the Company’s common stock. At both December 31, 2012 and December 31, 2011, 13% of the Plan’s total assets were invested in the common stock of the Company. The value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s valuation of such performance.

Schedule 1

The Bank of New York Mellon Corporation

401(k) Savings Plan

Ein: 13-2614959

Plan Number: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

	Identity of issue, borrower, lessor, or similar party	Description of investments and notes receivable	Cost	Current value

*	Master Trust Fund	Common stock, Self-directed accounts, Mutual funds, Collective trust funds, and Funds of funds	N/A	$3,927,421,813

*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 10.00% due from less than 1 year to 10 years	—	83,630,724

				$4,011,052,537

*	Represents a party-in-interest as defined by ERISA.

N/A – This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Bank of New York Mellon Corporation 401(k) Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE BANK OF NEW YORK MELLON CORPORATION 401(k) SAVINGS PLAN

By:	/s/ Lisa B. Peters
Lisa B. Peters
Senior Executive Vice President and
Chief Human Resources Officer

By:	/s/ John A. Park
John A. Park
Executive Vice President
Corporate Controller

Date: June 21, 2013

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.